December 16, 2019

Christopher Bruno
President
RSE Archive, LLC
250 LAFAYETTE STREET, 3rd FLOOR
NEW YORK, NY 10012

       Re: RSE Archive, LLC
           Offering Statement on Form 1-A Post-Qualification Amendment No. 2 Filed December 5, 2019
           File No. 024-11057

Dear Mr. Bruno:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services